SCHEDULE 13G
                                 (Rule 13d-102)

            Information to be Included in Statements Filed Pursuant
                To Rules 13d-1(b) and (c) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(b).

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                            YOUNG INNOVATIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  987520 10 3
                                 (CUSIP Number)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




























CUSIP No. 987520 10 3                                                    Page 2


1  NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF
   ABOVE PERSON:
          George E. Richmond

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [   ]     (b)  [   ]

          Not applicable

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION:
          United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER
               3,295,065

     6    SHARED VOTING POWER
               -0-

     7    SOLE DISPOSITIVE POWER
               2,388,285

     8    SHARED DISPOSITIVE POWER
               906,780

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          3,295,065

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    SHARES:
                                                                            [X]
          Amount excludes 600 shares of common stock held by Mr. Richmond's spouse. Mr. Richmond has no voting or dispositive power over such shares and disclaims beneficial ownership of those 600 shares.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          49.1%

12   TYPE OF REPORTING PERSON
          IN

















CUSIP No. 987520 10 3                                                    Page 3


Item 1(a).     Name of Issuer:

               Young Innovations, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               13705 Shoreline Court East
               Earth City, MO  63045

Item 2(a).     Name of Persons Filing:

               George E. Richmond

Item 2(b).     Address of Principal Business Office:

               13705 Shoreline Court East
               Earth City, MO  63045

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               987520 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act.

                         Not Applicable.

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act:

                         Not Applicable.

          (c)  [ ]  Insurance Company as defined in Section3(a)(19) of the Act:

                         Not Applicable.

          (d) [ ] Investment Adviser registered under Section 8 of the Investment Company Act:

                         Not Applicable.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Company Act:

                         Not Applicable.

          (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the



CUSIP No. 987520 10 3                                                    Page 4


                    provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund:

                         Not Applicable.

          (g)  [ ]  Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G):

                         Not Applicable.

          (h)  [ ]  Group, in accordance with 13d-1(b)(1)(ii)(H):

                         Not Applicable

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

               3,295,065*

               *This amount excludes 600 shares of common stock held by Mr. Richmond's spouse. Mr. Richmond has no voting or dispositive power over such shares and disclaims beneficial ownership of those 600 shares.

     (b)  Percent of Class:

               49.1%

     (c)  Number of Shares as to which such person has:

          (i)       sole power to vote or to direct the vote:

                    3,295,065

          (ii)      shared power to vote or to direct the vote:

                    -0-

          (iii)     sole power to dispose or direct the disposition of:

                    2,388,285

          (iv)      shared power to dispose or to direct the disposition of:

                    906,780

Item 5.   Owners of Five Percent of Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired



CUSIP No. 987520 10 3                                                    Page 5


          the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification

          Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                             February 13, 1998
                                        ---------------------------------
                                                  Date

                                             /s/ George E. Richmond
                                        ---------------------------------
                                             George E. Richmond